UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COX, DAVID A.
   10260 CAMPUS POINT DRIVE
   SAN DIEGO, CA  92121
2. Issuer Name and Ticker or Trading Symbol
   SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   JUNE 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   FORMER EXECUTIVE VICE PRESIDENT AND FORMER DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |6/09/2|M   | |16,000            |A  |4.8325     |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/09/2|M   | |5,360             |A  |5.4725     |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/09/2|M   | |8,000             |A  |6.49       |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/09/2|M   | |12,000            |A  |9.7825     |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/09/2|M   | |12,000            |A  |17.4550    |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/23/2|M   | |2,302             |A  |N/A        |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/09/2|F   | |29,277            |D  |30.25      |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/23/2|F   | |783               |D  |30.25      |                   |      |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/20/2|D   |V|7,698             |D  |N/A        |84,744             |D     |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |14,819             |I     |By 401(k) Plan (1)         |
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Class A Common Stock       |      |    | |                  |   |           |13,554             |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (Class A)|$4.8325 |6/09/|M   | |16,000     |D  |3/29/|3/28/|Class A Comm|16,000 |N/A    |0           |D  |            |
 (right to buy)       |        |00   |    | |           |   |97 (3|01   |on Stock    |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A)|$5.4725 |6/09/|M   | |5,360      |D  |8/09/|8/08/|Class A Comm|5,360  |N/A    |10,720      |D  |            |
 (right to buy)       |        |00   |    | |           |   |97 (3|01   |on Stock    |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A)|$6.49   |6/09/|M   | |8,000      |D  |3/28/|3/27/|Class A Comm|8,000  |N/A    |16,000      |D  |            |
 (right to buy)       |        |00   |    | |           |   |98 (3|02   |on Stock    |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A)|$9.7825 |6/09/|M   | |12,000     |D  |3/20/|3/19/|Class A Comm|12,000 |N/A    |36,000      |D  |            |
 (right to buy)       |        |00   |    | |           |   |99 (3|02   |on Stock    |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Stock Option (Class A)|$17.4550|6/09/|M   | |12,000     |D  |3/22/|3/21/|Class A Comm|12,000 |N/A    |48,000      |D  |            |
 (right to buy)       |        |00   |    | |           |   |00 (3|04   |on Stock    |       |       |            |   |            |
                      |        |     |    | |           |   |)    |     |            |       |       |            |   |            |
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Stock Unit (Phantom St|1 for 1 |6/23/|M   | |2,302      |D  |(5)  |N/A  |Class A Comm|2,302  |N/A    |4,606       |D  |            |
ock) (4)              |        |00   |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) During the period of January 1, 2000 through March 31, 2000, the reporting person's shares of SAIC Class A
Common Stock under the SAIC 401(k) Plan decreased by 3. The decrease in the number of shares is a result of the increased stock price. The balance is pursuant to the reporting person's most recent account statement available.
(2) During the period of January 1, 2000 through March 31, 2000, the reporting person acquired 136 shares of
SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan. The balance is pursuant to the reporting person's most recent account statement
available.
(3) The option is exercisable according to the following annual vesting schedule: 20% in years 1, 2 and 3 and
40% in year
4.
(4) Pursuant to the SAIC Management Stock Compensation Plan.
(5) The units vest one-third annually beginning on 10/7/99. Unvested units are cancelled upon termination of employment.
SIGNATURE OF REPORTING PERSON
By: A.H. Avery, Attorney-in-fact, for D.A. Cox
DATE
July 7, 2000